SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 26, 2004

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes:  ☐    No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes:  ☐    No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Enclosure:

Press Release, dated July 26, 2004, re. ILOG announces fourth quarter and fiscal year results.

Investor contact:	Jérôme Arnaud
+33 (1) 49 08 35 16
jarnaud@ilog.fr

Taylor Rafferty Associates
(212) 889-4350 (USA)
+44 -20 7936 0400 (London)

Press contact:	Susan Peters, ILOG
+1 (650) 567-8109
speters@ilog.com

ILOG ANNOUNCES FOURTH QUARTER AND FISCAL YEAR RESULTS

PARIS – July 26, 2004 - ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced results for its quarter and fiscal year ended June 30, 2004. In the quarter, total revenues were $26.3 million, compared to $23.5 million for the same quarter of the prior year and earnings per share were $0.01, unchanged from the prior year. For its fiscal year 2004, revenues were $102.8 million and earnings per share $0.09, compared with revenues of $92.2 million and earnings per share of $0.08 in the prior year.

“We believe we have made excellent progress towards our goal of becoming the dominant business rules software vendor,” said Pierre Haren, ILOG’s Chairman and CEO. “For instance, our largest deal recognized in this quarter was for ILOG JRules™, a key offering in ILOG’s Business Rule Management System (BRMS) product line, used by a major defense contractor in a significant U.S. governmental security initiative. We have strengthened co-selling relationships with both BEA and FileNet, respected leaders in their fields. Additionally, in a move that has been well received by the developer community, we have released Business Rules Studio™ for Eclipse, the first business rules product dedicated to the new Java development environment promoted by IBM. Many analysts now recognize the key role of business rules in Business Process Management (BPM) software, and these same analysts forecast a significant acceleration of the growth of that market in the coming six quarters. The encouraging status of our U.S. pipeline gives credence to these forecasts.”

“Market positioning of our BRMS as a strategic platform has resulted in an increased number of larger deals, which has translated into longer and more complex sales cycles. As a result, license revenues from our rules product line unexpectedly decreased by 11% this quarter compared with last fiscal fourth quarter,” added Haren.

The decline in rules license revenues that the Company believes to be temporary, has been compensated for by a 33% growth of the optimization product line license revenues, driven by royalties from ILOG’s ISV partners in manufacturing and supply chain management and potentially signaling a return to spending in those sectors. Total revenues from ISVs increased by 15% and comprised 34% of the company’s revenues in the quarter.

Telecommunications purchasing continued its rebound worldwide, providing a boost for ILOG’s visualization product line, represented by deals with Verizon, France Telecom and Alcatel, among others. The acquisition by ILOG of the JLOOX™ activity from eNGENUITY should consolidate the excellent position of the Company in this market.

Services revenues, including consulting and maintenance, grew 31% year over year.

Geographically, U.S. sales increased 14%, which was below ILOG’s expectation. European revenues grew 20% year over year, reflecting better sales execution and improving business conditions. Asia was down 18% compared with the last fourth quarter.

Business Outlook

In spite of signs of improved business conditions in Europe and a good sales pipeline in the U.S., ILOG management remains cautiously optimistic for the first quarter of its new fiscal year due to the impact of seasonality and the strong euro. For the first quarter of fiscal 2005, management expects revenues between $24 million and $27 million and (loss)/earnings per share between $(0.08) and $0.08, compared to revenues of $22.6 million and earnings per share of $0.00 in the first quarter of fiscal 2004.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link, or to participate, contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, as well as the timing and seasonality of significant revenues. In addition, the return to spending in the telecommunications sector as well as the good pipeline presently seen in the U.S. may or may not ultimately culminate with receipt of actual revenues in one or more of the coming quarters. Additional risks include those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2003, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Income Statements (unaudited)

(figures in italics are in euros and French GAAP)

	Three Months Ended			Year Ended
	June 30 2004	June 30 2003	June 30 2004	June 30 2004	June 30 2003	June 30 2004
	(In thousands, except for per share data)
Revenues:
License fees	$14,073	$14,185	€11,646	$58,163	$56,414	€48,543
Services	12,219	9,332	10,137	44,624	35,783	37,377

Total revenues	26,292	23,517	21,783	102,787	92,197	85,920

Cost of revenues:
License fees	293	(219)	242	1,062	918	888
Services	4,777	3,991	3,965	17,562	14,953	14,708

Total cost of revenues	5,070	3,772	4,207	18,624	15,871	15,596

Gross profit	21,222	19,745	17,576	84,163	76,326	70,324

Operating expenses:
Marketing and selling	11,911	12,452	9,881	48,815	46,432	40,932
Research and development	6,236	5,183	5,177	22,782	18,861	18,996
General and administrative	2,571	2,145	2,135	10,726	8,798	8,976

Total operating expenses	20,718	19,780	17,193	82,323	74,091	68,904

Income from operations	504	(35)	383	1,840	2,235	1,420
Net interest income and other	148	469	117	945	582	779

Net income before taxation	652	434	500	2,785	2,817	2,199
Income taxes	452	343	372	1,120	1,445	926

Net income after taxation	$200	$91	€128	$1,665	$1,372	€1,273

Earnings (loss) per share
- Basic	$0.01	$0.01	€0.01	$0.10	$0.08	€0.07
- Diluted	$0.01	$0.01	€0.01	$0.09	$0.08	€0.07
Share and share equivalents used in per share calculations
- Basic	17,607	16,893	17,607	17,485	16,809	17,485
- Diluted	18,497	17,018	18,497	18,417	16,841	18,417

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are in euros and French GAAP)

	June 30 2004	June 30 2003	June 30 2004
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$52,220	$39,879	€42,961
Accounts receivable	23,495	23,332	19,329
Other receivables and prepaid expenses	6,578	6,969	5,569

Total current assets	82,293	70,180	67,859

Property and equipment - net and other assets	5,464	6,481	4,496

Total assets	$87,757	$76,661	€72,355

Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$19,247	$18,611	€15,710
Current debt	480	506	395
Deferred revenue	17,973	14,841	14,789

Total current liabilities	37,700	33,958	30,894

Long-term portion of debt	319	411	262

Total liabilities	38,019	34,369	31,156

Shareholders' equity:
Paid-in capital	82,139	78,385	75,273
Accumulated deficit and cumulative translation adjustment	(32,401)	(36,093)	(34,074)

Total shareholders' equity	49,738	42,292	41,199

Total liabilities and shareholders' equity	$87,757	$76,661	€72,355

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are in euros and French GAAP)

	Year Ended
	June 30 2004	June 30 2003	June 30 2004
	(In thousands)
Cash flow from operating activities:
Net income	$1,665	$1,372	€1,273
Adjustments to reconcile net income to cash used for operating activities:
Depreciation and amortization	4,032	3,646	3,377
Unrealized gain on derivative instruments	(37)	(19)	(31)
Change in working capital	2,540	1,339	2,276

Net cash provided by operating activities	8,200	6,338	6,895

Cash flows from investing activities:
Acquisition of fixed assets	(1,545)	(1,789)	(1,300)

Net cash used for investing activities	(1,545)	(1,789)	(1,300)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(607)	(574)	(508)
Cash proceeds from issuance of shares	3,685	969	3,148

Net cash provided by financing activities	3,078	395	2,640

Impact of exchange rate changes on cash and cash equivalents	2,608	3,567	(173)

Net increase in cash and cash equivalents	12,341	8,511	8,062
Cash and cash equivalents, beginning of period	39,879	31,368	34,899

Cash and cash equivalents, end of period	$52,220	$39,879	€42,961

Discussion of Income Statement for the Quarter Ended June 30, 2004

Revenues and Gross Margin

Revenues in the quarter increased to $26.3 million from $23.5 million, or by 12%, compared to the same quarter in the previous year. Expressed at prior year constant currency rates, revenues increased by 9%.

Revenues by region were as follows:

	Three Months Ended
	June 30 2004	June 30 2003	Change
			As Reported	Constant $
North America	$13,401	$11,739	14%	14%
Europe	10,150	8,448	20%	13%
Asia	2,741	3,330	-18%	-21%

Total revenues	$26,292	$23,517	12%	9%

The continued growth in North America is driven by the increase in maintenance and consulting revenues while license revenues slightly decreased. European revenues increased by 20%, or by 13% when expressed at prior year constant currency rates. The growth in Europe is the result of an equal increase of the license, maintenance and consulting revenues. The Asian revenue decreased by 18% primarily due to weak activity in Japan.

License fee revenues slightly decreased by 1%, to $14.1 million from $14.2 million in the prior year’s quarter. The optimization product line increased by 33% over the same quarter last year, representing 38% of license revenues in the quarter. The business rules and visualization product line revenues decreased by 11% and 19%, representing 38% and 24%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 41% of license revenues compared to 39% in the prior year.

Services revenues increased by 31%, to $12.2 million from $9.3 million. This increase mainly derives from higher recurring maintenance revenues from a growing installed base of ILOG licensees combined with greater activity in ILOG’s consulting business. Overall gross margin for the quarter decreased to 81% from 84% compared to the same period in the preceding year, due to the revenue mix shifting from high margin license revenues to lower margin maintenance and consulting revenues in the quarter and the non recurring retroactive benefit of the Company renegotiating certain royalty arrangements the same quarter last year.

Operating Expenses

The 5% increase in operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting more than half of the Company’s expenses, which were denominated in euros. The euro has been 6% higher against the dollar compared to the same quarter last year. On June 30, 2004, the Company had 614 employees, compared to 620 a year earlier.

Other Income

During the quarter, net interest and other income amounted to $0.1 million compared to $0.5 million the same quarter last year. This decrease is mainly due to a $0.2 million charge this quarter to depreciate one of the Company’s investments.

Discussion of Income Statement for the Year Ended June 30, 2004

Revenues and Gross Margin

Revenues for the year increased to $102.8 million from $92.2 million, or by 11%, compared to the same period in the previous year. Expressed at prior year constant currency rates, revenues increased by 6%.

Revenues by region were as follows:

	Year Ended
	June 30 2004	June 30 2003	Change
			As Reported	Constant $
North America	$53,369	$43,324	23%	23%
Europe	39,024	37,784	3%	-9%
Asia	10,394	11,089	-6%	-10%

Total revenues	$102,787	$92,197	11%	6%

The growth in North America is primarily driven by an increase in license and maintenance revenues due to the continued success of the optimization and business rules product lines. European revenues increased by 3%, or decreased by 9% when expressed at prior year constant currency rates with the significant decrease of the upfront payment of a large ISV in the previous quarter and the generally weak business conditions encountered in Europe at the beginning of the fiscal year. The Asian revenue decreased by 6% primarily due to weak activity in Japan.

License fee revenues increased by 3%, to $58.2 million from $56.4 million in the prior year, benefiting from a 4% license revenue growth of both the business rules and optimization product lines, combined with a 1% increase of the visualization product line. The revenue mix between the three product lines remained level year over year with the business rules representing 40% of our license revenues and the optimization and visualization product lines representing, respectively, 35% and 25% of the licenses revenues.

Services revenues increased by 25%, to $44.6 million from $35.8 million. This growth mainly derives from increased maintenance revenues from the growing installed base of ILOG licensees combined with a moderate increase of the consulting business. Overall gross margin for the quarter decreased to 82% from 83% compared to the same period in the preceding year, due to the revenue mix shifting from high margin license revenues to lower margin maintenance and consulting revenues in the quarter.

Operating Expenses

Operating expenses generally increased by 11% over the prior year mainly due to a 14% strengthening of the euro against the dollar, since more than half of the Company’s expenses were denominated in euros.

Other Income

During the year, net interest and other income amounted to $0.9 million compared to $0.6 million in the prior year. This increase is mainly due to foreign exchange gains derived from the Company’s hedging strategy.

Income Taxes

During the year, income tax expense amounted to $1.1 million compared to $1.4 million in the prior year. The income tax charge in fiscal 2004 was mainly due to the profitability of the Company’s activities in Singapore and the withholding taxes incurred in Asia generally.

Balance Sheet and Cash Flow Discussion

Cash on June 30, 2004 increased to $52.2 million from $39.9 million on June 30, 2003, primarily from operating activities and tight control of our working capital which accounted for $8.2 million of the increase. During the year $3.7 million of proceeds were generated from the issuance of shares under the Company’s employee share purchase plans. In addition, exchange rates had a $2.6 million positive impact on the cash. Accounts receivable as of June 30, 2004 are 82 days sales outstanding in a continued focus on collections and credit control.

Shareholders’ equity on June 30, 2004, increased to $49.8 million from $42.3 million on June 30, 2003, reflecting the issuance of shares under the Company’s employee share purchase plans, the impact of the stronger euro on the cumulative currency translation adjustment as well as the Company’s profitability. On June 30, 2004, the Company had 17,625,699 shares issued and outstanding, compared to 16,901,570 in June 30, 2003, primarily reflecting the issuance in the quarter of 630,000 shares under the Company’s employee share purchase plans.

Accounting Principles

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and ILOG JRules, JLOOX and ILOG Business Rules Studio are trademarks of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2004

ILOG S.A.

By:	/s/ Jerome Arnaud
Jerome Arnaud
Chief Financial Officer